SAMSON OIL & GAS LODGES DECEMBER 31, 2010 INTERIM FINANCIAL REPORT

Denver March 14, 2011, Perth March 15, 2011

Samson Oil & Gas Limited (AMEX: SSN; ASX: SSN) today lodged its December 31, 2010 Interim Financial Report for the half year ended December 31, 2010. A copy of the report is available in full on the company’s website (www.samsonoilandgas.com).

Highlights of the results for the half year ended 31 December, 2010 include:

•	Net profit after income tax expense of $49,235,643 compared to a net loss after income tax of $2,283,921 in the prior period.

•	A 69% increase in gross profit from $742,915 for the half year ended December 31, 2009 to $1,255,986 for the half year ended December 31, 2010.

•	Increase in net assets from $25,115,668 as at June 30, 2010 to $76,580,182 as at December 31, 2010.

•	Cash on hand of $69,799,447

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,996 million ordinary shares issued and outstanding (including 297 thousand options exercisable at AUD 1.5 cents), which would be the equivalent of 99.8 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$3.15 per ADS on March 14th, 2011 the company has a current market capitalization of approximately US$315.31 million.  Correspondingly, based on the ASX closing price of A$0.17 on March 14th, 2011, the company has a current market capitalization of A$336.18 million.  The options have been valued at their closing price of A$0.16 on March 14th, 2011 and translated to US$ at the current exchange of 1.0076 for the purposes of inclusion in the US$ market capitalization calculation.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.